Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 21, 2011

VIA EDGAR TRANSMISSION

Mr. James E. O’Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (“MPS”) File No.: 333-177508

Dear Mr. O’Connor:

On December 16, 2011, MPS filed under Rule 145 under the Securities Act of 1933 (the “1933 Act”) Pre-Effective Amendment No. 1 to its registration statement on Form N-14 (the “Registration Statement”), which contained a Prospectus/Proxy Statement (the “Prospectus/Proxy”) that reflected a proposal to shareholders of the CSC Small Cap Value Fund, a series of CNI Charter Funds (the “Fund”), to reorganize the Fund into the CSC Small Cap Value Fund, a series of MPS (the “Acquiring Fund”).  Accompanying the Registration Statement was a request for acceleration of the effective date of the Registration Statement to December 19, 2011.

In conjunction with MPS’ request for acceleration, this letter confirms our representation that, consistent with the Staff’s request, MPS will incorporate the changes set forth below in a definitive filing of the Registration Statement pursuant to Rule 497(c) under the 1933 Act.

1.           The Comparison Fee Table (on approximately page 13) will be revised as shown below:

	CSC Small Cap Value Fund
	Institutional Class		Class R/Investor Class		Class N/Investor Class
	CNI Fund	MPS Fund	CNI Fund	MPS Fund	CNI Fund	MPS Fund
Shareholder Fees (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None	3.50%	3.50%	None	3.50%
Maximum deferred sales charge (load)	None	None	None	None	None	None
Redemption Fee	None	None	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution (12b-1) Fee	None	None	0.25%	0.25%	0.25%	0.25%
Other Expenses
Shareholder Servicing Fee	0.25%	None	0.25%	None	0.25%	None
Other Fund Expenses	0.10%	1.56%	0.25%	1.56%	0.10%	1.56%
Total Annual Fund Expenses	1.20%	2.41%	1.60%	2.66%	1.45%	2.66%
Fee Waiver and/or Expense Reimbursement	(0.01)% (1)	(0.97)%	(0.26)% (1)(2)	(0.97)%	(0.01)% (1)	(0.97)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.19%(3)	1.44%(4)	1.34%(3)	1.69%(4)	1.44%(3)	1.69%(4)

(1)
 SEI Institutional Transfer Agent, Inc., the Fund’s transfer agent (“SEI”), has contractually agreed to waive a portion of its transfer agency fees for the Fund until December 31, 2012.  The amount of the waived fees is equal to the entire transfer agency fee that would otherwise be due to SEI except for those fees paid by SEI to UMB Fund Services for providing sub-transfer agency services with respect to Class R shares of the Fund.  Prior to that date, this arrangement may be terminated by SEI upon the termination of the transfer agency agreement or the administration agreement between SEI and the Fund.

(2)
City National Bank (“CNB”), an affiliate of CNAM, has contractually agreed to waive all shareholder servicing fees for the Fund’s Class R shares until January 28, 2013.  Prior to that date, this arrangement may be terminated without penalty by the Fund’s Board of Trustees upon 60 days’ written notice to CNB, and it will terminate automatically upon the termination of the shareholder services agreement between CNB and the Fund.

(3)
CNAM and Cove Street have contractually agreed to cap the Fund’s Total Annual Fund Operating Expenses (excluding taxes, interest, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses) at or below 1.24% for Institutional Class shares, 1.49% for Class N shares and 1.49% for Class R shares until January 28, 2013.  Prior to that date, this arrangement may be terminated without penalty by the Fund’s Board of Trustees upon 60 days’ written notice to CNAM and Cove Street, and it will terminate automatically upon the termination of the Fund’s advisory agreement with CNAM or CNAM’s sub-advisory agreement with Cove Street.  Any fee reductions or reimbursements may be repaid to CNAM or Cove Street, as applicable, within three years after they occur if such repayments can be achieved within the Fund’s expense limit in effect at the time such expenses were incurred and if certain other conditions are satisfied.

(4)
Cove Street has contractually agreed to reimburse the Acquiring Fund for its operating expenses, and may reduce its management fees, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, brokerage commissions, interest, taxes and extraordinary expenses) do not exceed 1.69% of the average daily net assets of the Investor Class and 1.44% of the average daily net assets of the Institutional Class.  Expenses reimbursed and/or fees reduced by Cove Street may be recouped by Cove Street for a period of three fiscal years following the fiscal year during which such reimbursement or reduction was made if such recoupment can be achieved within the foregoing expense limits.  The Operating Expense Limitation Agreement will be in effect through December 31, 2014 and cannot be terminated through at least one year from the effective date of the Reorganization, subject thereafter to termination at any time upon 60 days’ written notice by either the Trust or Cove Street.  The Board of Trustees of MPS must consent to the termination of the Operating Expense Limitation Agreement by Cove Street after one year from the effective date of the Reorganization, which consent shall not be unreasonably withheld.

2.           The Comparison of Investment Objectives, Strategies and Risks (beginning on approximately page 15) will be revised to better facilitate the comparison of the investment strategies of the Fund and the Acquiring Fund by aligning the relevant paragraphs as shown below:

	CSC Small Cap Value Fund, a series of CNI Charter Funds	CSC Small Cap Value Fund, a series of MPS
Investment Strategy	At least 80% of the Fund’s portfolio consists of equity securities of smaller US corporations.
Under normal market conditions, the Acquiring Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a limited number of equity securities of small capitalization companies.

Smaller corporations are defined for this purpose as companies with market capitalizations at the time of purchase in the range of $50 million to $5 billion.
The equity securities in which the Acquiring Fund invests include common and preferred stocks.  The Acquiring Fund considers a company to be a small-cap company if it has a market capitalization, at the time of purchase, in the range of $50 million to $5 billion.

As a non-principal strategy, the Fund may invest up to 20% of its total assets in foreign securities.  The overall investment philosophy of the Fund involves a value-oriented focus on preservation of capital over the long term and a “bottom-up” approach, analyzing companies on their individual characteristics, prospects and financial conditions.  Cove Street, the Fund’s sub-adviser, determines the universe of potential companies for investment through a systematic screening of companies for attractive valuation characteristics and the prospects of fundamental changes, as well as information Cove Street derives from a variety of sources, including, but not limited to, regional brokerage research, trade publications and industry conferences.

Although the Acquiring Fund will invest primarily in the equity securities of U.S. companies, the Acquiring Fund may also invest up to 20% of its assets in the securities of foreign companies, including common and preferred stocks.  The overall investment philosophy of the Acquiring Fund involves a value-oriented focus on preservation of capital over the long term and a “bottom-up” approach, analyzing companies on their individual characteristics, prospects and financial conditions. Cove Street determines the universe of potential companies for investment through a systematic screening of companies for attractive valuation characteristics and the prospects of fundamental changes, as well as information it derives from a variety of sources, including, but not limited to, regional brokerage research, trade publications and industry conferences.

CSC Small Cap Value Fund, a series of CNI Charter Funds	CSC Small Cap Value Fund, a series of MPS

Cove Street evaluates companies within this universe for fundamental characteristics such as:
• Return on capital trends;
• Cash flow and/or earnings growth;
• Free cash flow;
• Balance sheet integrity; and
• Intrinsic value analysis.

Cove Street evaluates companies within this universe for fundamental characteristics such as:
• Return on capital trends;
• Cash flow and/or earnings growth;
• Free cash flow;
• Balance sheet integrity; and
• Intrinsic value analysis.

Cove Street’s research effort also includes an investigation of the strength of the business franchises of these companies and the commitment of management to shareholders through direct contacts and company visits.  Factors that may cause the sale of the Fund’s portfolio holdings include: disappointment in management; changes in the course of business or changes in a company’s fundamentals; Cove Street assesses that a particular company’s stock materially exceeds its estimate of intrinsic value; or if a better risk/reward candidate has been identified.  A 15% or greater decline in a company’s stock price as compared to its industry peer group would result in an intensive re-evaluation of the holding and a possible sale.

Cove Street’s research effort also includes an investigation of the strength of the business franchises of these companies and the commitment of management to shareholders through direct contacts and company visits. Factors that may cause the sale of the Acquiring Fund’s portfolio holdings include: disappointment in management; changes in the course of business or changes in a company’s fundamentals; Cove Street’s assessment that a particular company’s stock materially exceeds its estimate of intrinsic value; or if a better risk/reward candidate has been identified.

The Fund anticipates a relatively low rate of portfolio turnover relative to other investment companies with similar investment mandates.  This means that the Fund has the potential to be a tax-efficient investment, as low turnover should result in the realization and the distribution to shareholders of lower capital gains.  This anticipated lack of frequent trading should also lead to lower transaction costs, which could help to improve performance.

The Acquiring Fund anticipates it will have lower portfolio turnover than other small-cap value funds. This means that the Acquiring Fund has the potential to be a more tax-efficient investment than other small-cap funds, as lower turnover likely will reduce the realization of capital gains which must be distributed to shareholders. This anticipated lack of frequent trading should also lead to lower transaction costs, which could help to improve performance.

CSC Small Cap Value Fund, a series of CNI Charter Funds	CSC Small Cap Value Fund, a series of MPS

The securities in which the Fund invests, and the strategies described in this Prospectus, are those that the Fund uses under normal conditions. During unusual economic or market conditions, or for temporary defensive or liquidity purposes, the Fund may invest up to 100% of its assets in cash or cash equivalents that would not ordinarily be consistent with the Fund’s investment goals. The Fund is not required or expected to take such a defensive posture. But if used, such a stance may help the Fund minimize or avoid losses during adverse market, economic or political conditions.

Temporary Strategies; Cash or Similar Investments.  For temporary defensive purposes, Cove Street may invest up to 100% of the Acquiring Fund’s total assets in high-quality, short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include cash, shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities and repurchase agreements.  Taking a temporary defensive position may result in the Acquiring Fund not achieving its investment objective.  Furthermore, to the extent that the Acquiring Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Acquiring Fund will bear its pro rata portion of such money market funds’ management fees and operational expenses.
The Acquiring Fund may also hold short-term debt securities and money market instruments to retain flexibility in meeting redemptions and paying expenses.

We appreciate the Staff’s time and attention on this filing.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:   Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.